[LETTERHEAD OF STONEMOR PARTNERS L.P.]

July 7, 2009

The U.S. Securities & Exchange Commission

Attn: Larry Spirgel, Assistant Director

100 F Street, NE

Washington, DC 20549

Re:	StoneMor Partners L.P.
Forms 10-K and 10-K/A for the fiscal year ended December 31, 2006
Filed March 19, 2007 and April 30, 2007, respectively, and
Forms 10-Q and 10-Q/A for the period ended March 31, 2009
Filed May 11, 2009 and May 18, 2009, respectively
File No. 0-50910

Dear Mr. Spirgel:

We acknowledge receipt of your letter dated July 2, 2009. In view of vacation schedules and the necessity for review of the response by our independent auditors, our Audit Committee, and our counsel, we would expect to respond to your letter not later than August 31, 2009.

Very truly yours,

/s/ William R. Shane

William R. Shane

Executive Vice President and CFO

StoneMor GP LLC, general partner of

StoneMor Partners L.P.

cc: Joe Cascarano, SEC